EXHIBIT 2

PRESS RELEASE

FOR MORE INFORMATION CALL:

CARY T. FU
EXECUTIVE VICE PRESIDENT
BENCHMARK ELECTRONICS, INC.
(409) 849-6550

                                                FOR IMMEDIATE RELEASE

                     BENCHMARK ELECTRONICS, INC.  ADOPTS
                            SHAREHOLDER RIGHTS PLAN

ANGLETON, Texas, December 11, 1998 -- Benchmark Electronics, Inc. (NYSE/BHE) announced today that its Board of Directors has adopted a Shareholder Rights Plan designed to protect its shareholders from coercive takeover tactics.

      Donald E. Nigbor, President and Chief Executive Officer of Benchmark Electronics, Inc., stated: "The Rights Plan is intended to assure that all of Benchmark's shareholders receive fair and equal treatment in the event of any proposed takeover of the Company. The plan is intended to guard against partial tender offers, squeeze-outs, open market accumulations and other coercive tactics. It is not intended to prevent a takeover, but should encourage potential acquirers to negotiate with the board prior to attempting a takeover. The plan is intended to afford the Board of Directors the opportunity to negotiate a fair price for all shareholders at the Company's true long-term value should someone attempt to acquire Benchmark."

      Benchmark said that the Rights Plan was not adopted in response to a takeover attempt, and that the Board of Directors was unaware of any such activity.

      Under the Rights Plan, shareholders of record of Benchmark as of December 21, 1998 will receive a dividend of one preferred share purchase right for each outstanding share of Benchmark common stock. Subject to the terms of the Rights Agreement, each Right entitles the registered holder to purchase one one-thousandth of a share of Benchmark's new series of cumulative junior preferred stock at an exercise price of $155. Until the rights become exercisable, they will be represented by, and trade with, the outstanding Benchmark stock certificates; no separate certificates will be issued for the Rights at this time.

      The Rights will become exercisable 10 days after any person or group (subject to certain exceptions) acquires 15% or more of Benchmark's common stock or commences (or announces an intention to commence) a tender offer the consummation of which would result in ownership by a person or group of 15% or more of the common stock.
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      If any person acquires 15% or more of the Benchmark common stock, holders of each Right (other than the acquiring person) will have the right, upon payment of the exercise price, to purchase the number of shares of Benchmark common stock (in lieu of the preferred stock) which, at that time, have a market value of two times the exercise price of a Right. At such time, the Benchmark Board of Directors may also exchange Rights, other than those held by the acquiring person, in whole or in part for Benchmark common stock at an exchange ratio of one share of common stock per right.

      If Benchmark is acquired in a merger or other business combination transaction after a person has acquired 15% or more of the Company's outstanding common stock, each Right will entitle its holder to purchase, at the Right's then-current exercise price, a number of the acquiring company's common shares having a market value of twice such price.

      Prior to the expiration of 10 days after the acquisition by a person or group of beneficial ownership of 15% or more of the Company's common stock, the Rights are redeemable for one cent per Right at the option of the Board of Directors.

      The dividend distribution will be made on December 21, 1998, payable to shareholders of record on that date. The Rights will expire on December 11, 2008. The Rights distribution will not be taxable to shareholders.

      This press release contains forward-looking statements regarding the Company and the operation of the Rights Plan. The use of the future tense, and the use of the words "believe," "expect," "intend," "anticipate," and similar expressions identify such forward-looking statements. Such statements involve risks, uncertainties and assumptions with respect to the Rights Plan, including, but not limited to, the risk that future action or inaction by the Board of Directors with respect to the Rights Plan (including any decision regarding the amendment of the plan, the redemption of the Rights and the maintenance of the Rights Plan) could become the subject of litigation, that could cause the actual effects of the adoption or operation of the Rights Plan to differ from those expected by the Company.

      Benchmark Electronics provides contract manufacturing and engineering services to original equipment manufacturers in select industries, including of medical devices, communications equipment, industrial and business computers, testing instruments, and industrial controls. The Company's stock trades on the New York Stock Exchange using the symbol BHE.

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